FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (“Amendment”), is entered into and shall be effective as of April 9, 2018 (“Effective Date”), by and between IBEX GROUP, L.L.C., a Utah limited liability company (“IBEX LLC”), IBEX PRECLINICAL RESEARCH, INC., a Utah corporation (“IBEX Corp.”) (IBEX Corp. and IBEX LLC are collectively referred to as “Seller”), POLARITYTE, INC., a Delaware corporation (“Parent”), and UTAH CRO SERVICES, INC., a Nevada corporation (“Acquisition Co.”) (Seller, Parent, and Acquisition Co. are referred to collectively in this Amendment as the “Parties” and, individually, as a “Party”), with reference to the following:

A. The Parties entered into that certain Asset Purchase Agreement with an Effective Date of March 2, 2018 (“APA”), under the terms of which Seller agreed to sell to Parent and Acquisition Co. the Business, the Purchased Assets, and all other items and to effectuate those transactions more fully described in the APA.

B. In addition, IBEX LLC and Parent entered into that certain Purchase and Sale Agreement with an Effective Date of March 2, 2018 (“Purchase Agreement”), under the terms of which IBEX LLC agreed to sell to Parent certain Property (as this term is defined in the Purchase Agreement) located in Cache County, Utah.

C. Pursuant to a First Amendment to Purchase and Sale Agreement, entered into simultaneously with this Amendment, IBEX LLC and Parent have agreed to extend the Due Diligence Deadline (as this term is defined in the Purchase Agreement) as to all of those matters in the Purchase Agreement. The Parties similarly agree that an extension of the Termination Date, in the event Parent exercises the extension of the Closing Date pursuant to Section 8.2 of the Purchase Agreement, would be beneficial to the Parties.

D. The Parties desire to amend the APA upon the terms and conditions provided in this Amendment.

FOR GOOD AND VALUABLE CONSIDERATION, the Parties agree as follows:

1. Definitions. All terms used in this Amendment with initial capitalization that are not otherwise defined in this Amendment have the meanings assigned in the APA.

2. Extension of Termination Date. The Parties agree and acknowledge that the Purchase Agreement was modified and amended to provide that the Due Diligence Deadline as to all of those matters in the Purchase Agreement has been extended for an additional thirty (30) day period and shall expire on May 9, 2018 at 11:59 p.m. (Mountain Standard Time). In addition, the Parties acknowledge that Parent has a right under Section 8.2 of the Purchase Agreement to extend the Closing Date which, if exercised, would extend beyond the Termination Date referenced in the APA. The Parties agree and acknowledge that the closings under the APA and the Purchase Agreement are intended for all purposes to occur simultaneously. Therefore, if Parent elects to exercise its right to extend the Closing Date pursuant to Section 8.2 of the Purchase Agreement, the Termination Date under the APA will likewise be extended to the same exact date that the Closing Date is extended to under the Purchase Agreement, so that the Closing Date under the Purchase Agreement and the Termination Date under the APA are the same.

3. Amendment of Employment Agreement. The Parties agree that the previously agreed upon form of Employment Agreement (attached in final form to the APA as Exhibit A) may need to be amended. The Parties agree to work together in good faith and diligently before the Closing Date to amend (as needed) and agree upon an updated, final, execution ready form of the Employment Agreement, which amendments are expected to address only those revisions necessary to adequately and accurately address and conform to this Section 3.

4. Continued Effectiveness of APA. Except as amended by this Amendment, all terms and conditions of the APA are hereby ratified and confirmed, and remain in full force and effect.

5. Relationship to APA. This Amendment is read and construed only as amending the APA, and this Amendment and the APA are construed collectively as one integrated document. In the event of a conflict or discrepancy between the APA and this Amendment, the terms and conditions of this Amendment govern and prevail.

6. Governing Law. This Amendment is governed by and interpreted in accordance with the laws of the State of Utah.

7. Binding Effect. This Amendment is binding upon and inures to the benefit of the Parties and all other parties to the APA, and their respective permitted successors and assigns.

8. Captions; Interpretation. The paragraph headings or captions appearing in this Amendment are for convenience only, are not a part of this Amendment, and are not to be considered in interpreting this Amendment. Unless otherwise specifically indicated, any references in this Amendment to paragraphs are to paragraphs in this Amendment.

9. Counterparts. This Amendment may be executed in counterpart originals and may be delivered by electronic transmission.

10. Severability. The invalidity or unenforceability of a particular provision of this Amendment does not affect the other provisions of this Amendment, and this Amendment will be construed in all respects as if the invalid or unenforceable provision were omitted.

11. Authorization. Each individual executing this Amendment represents that they have been duly authorized to execute and deliver this Amendment in the capacity and for the entity for whom that individual signs.

12. Entire Agreement. The APA, as modified by this Amendment, sets forth the entire understanding of the Parties with respect to the purchase and sale of the Business, the Purchased Assets, and all other items contemplated in the APA and the APA cannot be amended, except pursuant to an instrument in writing signed by the Parties.

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SELLER , PARENT, AND ACQUISITION CO. HAVE executed and delivered this Amendment as of the Effective Date.

SELLER:

IBEX GROUP, L.L.C.,		IBEX PRECLINICAL RESEARCH, INC.,
a Utah limited liability company		a Utah corporation

By:		By:
Print Name:	Michael J. Larson	Print Name:	Michael J. Larson
Title:	Managing Member	Title:	President

PARENT:	ACQUISITION CO.:

POLARITYTE, INC.,	UTAH CRO SERVICES, INC.,
a Delaware corporation	a Nevada corporation

By:	By:
Print Name:	Print Name:
Title:	Title:

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